     As filed with the Securities and Exchange Commission on July 13, 1999
                                                      Registration No. 333-

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                            METRO-GOLDWYN-MAYER INC.
             (Exact name of Registrant as specified in its charter)
                                --------------

                      DELAWARE                                             95-4605850
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                              Identification No.)

                              2500 Broadway Street
                         Santa Monica, California 90404
                                 (310) 449-3000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's Principal Executive Offices)
                                --------------
                               ROBERT BRADA, ESQ.
                  Executive Vice President and General Counsel
                            METRO-GOLDWYN-MAYER INC.
                              2500 Broadway Street
                         Santa Monica, California 90404
                                 (310) 449-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                              GARY N. JACOBS, ESQ.
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                            2121 Avenue of the Stars
                             Los Angeles, CA 90067
                                 (310) 553-3000
                                --------------
   Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                 Proposed Maximum   Amount of
            Title of Each Class of              Aggregate Offering Registration
          Securities to be Registered               Price (1)          Fee
-------------------------------------------------------------------------------
Subscription rights(2)........................
-------------------------------------------------------------------------------
Common stock, par value $.01 per share(3).....               (4)
-------------------------------------------------------------------------------
Total.........................................   $750,000,000(5)     $208,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) based on an estimate of the maximum offering price.
(2) Evidencing the rights to subscribe for shares of the common stock described below.
(3) Subject to note (5) below, such indeterminate number of shares of common stock as may, from time to time, be issued at indeterminate prices, including common stock issuable upon exercise of subscription rights.
(4) Not applicable pursuant to General Instruction II.D. of Form S-3.
(5) In no event will the aggregate initial offering price of all securities issued pursuant to this Registration Statement, and not previously registered under the Securities Act, exceed $750,000,000. The aggregate amount of common stock registered hereunder is further limited to that which is permissible under Rule 415(a)(4) under the Securities Act of 1933. The securities registered hereunder may be sold separately or together.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 13, 1999

PROSPECTUS
----------

                    [LOGO OF METRO GOLDWYN MAYER TRADEMARK]

                            METRO-GOLDWYN-MAYER INC.

                                  Common Stock
                              Subscription Rights

  We may use this prospectus to offer and sell, separately or together, common stock and subscription rights.

  These securities will have an aggregate initial public offering price not to exceed $750,000,000 and will be offered and sold at prices and on terms to be determined at the time of sale. The specific terms of the securities for which this prospectus is being delivered will be set forth in an accompanying supplement to this prospectus. These terms may include, where applicable, the initial public offering price, the net proceeds to the company and whether the subscription rights, if any, will be listed on any securities exchange.

  Our common stock trades on the NYSE under the symbol "MGM." On July 12, 1999, the closing price of the common stock was $17 1/8 per share. Any subscription rights which are issued will be transferable, and we anticipate that the rights would be authorized for trading on the NYSE under the symbol "MGM rt."

  As will be described in more detail in any prospectus supplement, the securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters or through dealers. The securities may also be sold directly or through agents to investors. See "Plan of Distribution."

  This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                                  -----------

  Investment in these securities involves a high degree of risk. See "Risk Factors" beginning on page 3.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is       , 1999.

                               Table Of Contents

                                                                            Page
                                                                            ----
About this Prospectus......................................................   2
Forward-looking Statements.................................................   2
Risk Factors...............................................................   3
Use of Proceeds............................................................   9
Price Range of Common Stock................................................  10
Dividend Policy............................................................  10

                                                                            Page
                                                                            ----
The Company................................................................  10
Plan of Distribution.......................................................  13
Description of Securities..................................................  14
Legal Matters..............................................................  15
Experts....................................................................  15
Where You Can Find More Information........................................  15


                             ABOUT THIS PROSPECTUS

   This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" on page 15 below.

   You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the Registration Statement, or any document which we have filed as an exhibit to the Registration Statement or to any other SEC filing, either from the SEC or from the Secretary of the company as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "intend," "forecast" and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

   Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information contained in "Risk Factors" beginning on p. 3, or incorporated by reference, identifies important factors that could cause such differences.

                                  RISK FACTORS

   Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated in this prospectus by reference, before you decide to invest in our securities.

                                Financial Risks

We have had significant losses, and we expect future losses.

   We have not reported an operating profit for any fiscal year since 1988, and while controlled by a former management in 1991, our subsidiary MGM Studios was the subject of an involuntary bankruptcy. We do not expect to be profitable for at least several years, and we cannot assure you when we will become profitable, if ever.

We are adversely affected by gaps in our motion picture production schedule.

   Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by recent management changes. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects. During the ten-month period beginning in January 1996, when MGM Studios was for sale, MGM Studios did not begin producing any new motion pictures. As a result, we released only nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others.

We require outside financing to meet our anticipated cash requirements.

   Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we must obtain substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

   Our cash flow in the first half of 1999 was adversely affected by the following factors, among others:

  . Our slate of motion pictures released during this time has performed below expectations;

  . In January 1999, we paid PolyGram N.V. $235 million to acquire certain of the PolyGram film libraries;

  . In March 1999, we paid Warner Home Video $112.5 million under our new agreement to terminate Warner Home Video's right to distribute our product in home video; and

  . In June 1999, we announced restructuring expenses of approximately $225 million, most of which had been incurred by June 30, 1999.

   Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

  . We will continue to make substantial investments in the production of new feature films and television programs;

  . We may make additional investments to develop new distribution channels to further exploit our motion picture library; however, we will evaluate the level of our investments in light of our available capital and changing market conditions;

  . On September 1, 1999, we must pay Warner Home Video an additional $112.5 million, plus interest, under our agreement terminating Warner Home Video's home video distribution rights;

  . We expect to incur approximately $11 million in costs in 1999 to integrate the PolyGram library into our operations and transition to domestic home video self-distribution; and

  . We are contractually obligated to fund 50 percent of the expenses of MGM
    Networks Latin America up to an additional $8.6 million, of which approximately $3.0 million is still expected to be funded in 1999.

If we run short of cash, cash conserving measures may adversely affect our long term prospects.

   If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long term cash flow and adversely affect our results of operations.

Our principal credit facility contains restrictions which limit our operating flexibility.

   Our principal credit facility contains various covenants, including limitations on indebtedness, dividends and capital expenditures and maintenance of certain financial tests. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

   We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

  . Require us to increase the use of alternative methods to finance our motion pictures, which could reduce the long term cash flow we would otherwise receive;

  . Require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

  . Limit our ability to obtain additional financing, if necessary, for operating expenses;

  . Place us at a disadvantage compared to competitors with less debt or greater financial resources;

  . Limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

  . Limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.


   The following chart shows important credit statistics and is presented assuming we had completed a $750 million equity offering as of March 31, 1999 and applied the proceeds as intended (in millions):

                                                               At March 31, 1999
                                                               -----------------
     Total indebtedness......................................      $  713.5
     Stockholders' equity....................................      $2,338.7
     Debt to equity ratio....................................        0.31:1
     Available capital, including cash on hand and amounts
      available under our principal credit facility, assuming
      completion of a $750 million equity offering...........      $  827.8

Our operating results may fluctuate significantly.

   Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

   In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

                 Revenue earned by title in the current period
                        -------------------------------
                       Estimated total revenues by title

   We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to net realizable value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

    Risks involved in the motion picture and television production industry

Production and distribution of motion pictures and television programs is highly speculative and inherently risky.

   There is a substantial risk that some or all of our motion pictures and television programs will not be commercially successful, resulting in unrecouped costs or unrealized anticipated profits. There can be no assurance of the economic success of any motion picture or television program since the revenues derived from a motion picture or television program depend on a variety of factors which cannot be predicted with any certainty, including:

  . Public acceptance;

  . The quality and acceptance of competing films or programs released into the marketplace at or near the same time; and

  . The availability of alternative forms of entertainment.

   Further, the theatrical success of a motion picture is generally a key factor in generating revenues from other distribution channels. Also, prevailing advertising rates may affect the success of television production and distribution.

The production and marketing of theatrical motion pictures and television programs requires substantial capital, with risks of cost overruns.

   The costs of producing and marketing motion pictures have generally increased in recent years. According to the Motion Picture Association of America, the average direct negative cost (which includes all costs associated with creating a motion picture, including pre-production, production and post-production, but excluding capitalized overhead and interest, marketing and distribution costs) of a motion picture produced by one of the major studios has grown from $23.5 million in 1989 to $52.7 million in 1998, an increase of 124 percent, and the average domestic marketing cost per picture has grown from $9.2 million in 1989 to $25.3 million in 1998, an increase of 175 percent. Production and marketing costs of motion pictures are rising at a faster rate than increases in domestic theatrical revenues. These production and marketing costs increases leave us more dependent on other media, such as home video, television and foreign markets. Also, we generally do not obtain "completion bonds" from outside insurers to protect ourselves against budget overruns and completion delays, other than with respect to our specialty motion pictures. There can be no assurance that we will not incur cost overruns or suffer delays in the production of our motion pictures.

We may have lower revenues as a result of our motion picture production strategy.

   Based on our current business plan, MGM's annual release slate may include proportionately fewer large budget "event" motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to the "Generation X" and "Generation Y" audience than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. Although such arrangements will improve our short-term cash flow, reduce our exposure for any pictures which perform below expectations and allow the company to produce a larger slate of motion pictures with its available capital resources, such arrangements could reduce our long-term cash flow from pictures which perform above expectations.

We may not be able to meet our production goals and schedule.

   The production, completion and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material and the release schedule of the motion pictures of our competitors. We cannot assure you that any of the pictures scheduled for release in the remainder of 1999 or future periods will be completed or released on schedule or budget, or at all.

We are limited in our ability to exploit our film library.

   Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 40 percent of our MGM/UA and Orion titles are limited in time. Our rights with respect to approximately half of such 40 percent of our MGM/UA and Orion titles will expire before the end of the year 2007. We are still verifying and integrating information relating to the recently acquired PolyGram titles and, consequently, do not yet have complete breakdowns for those titles. While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

   Additionally, a prior management granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including approximately 50 percent of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 25 percent of the Orion titles, which have been licensed in Europe. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We have been involved in litigation regarding rights to make James Bond films.

   If another party was able to effectively make and exploit James Bond films, it could have a material adverse effect on the profitability of our James Bond franchise. We jointly own the copyright to the James Bond films with Danjaq LLC. The movies are produced by Danjaq and distributed by us pursuant to a series of agreements with MGM dating back to 1962. In 1998, MGM and Danjaq sued Sony Pictures Entertainment, Inc. and others following Sony's announcement that it intended to produce a series of new James Bond feature motion pictures based on rights it claimed it acquired from Kevin McClory. The lawsuit was recently settled with Sony and its related parties, who agreed never to make any James Bond films. Mr. McClory did not participate in the settlement and continues to allege that he has certain rights in the James Bond films.. We contend that the only rights Mr. McClory ever had were limited to remaking the movie Thunderball and that even those rights have expired. We believe that a remake of Thunderball by Mr. McClory would not have a material adverse effect on our business or results of operations. In addition, although we do not believe that the fact that we share the ownership and control of the James Bond franchise with Danjaq will have any material adverse effect on us, no such assurance can be given.

We may not be able to quickly or smoothly integrate or realize the anticipated benefits of acquisitions or the early termination of the agreement with Warner Home Video.

   In January 1999, we acquired over 1,300 feature film titles in the PolyGram film libraries. In addition, we may consider strategic acquisitions as opportunities arise, subject to the obtaining of any necessary financing. Acquisitions involve numerous risks, including diversion of our management's attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities relating to the acquisition of certain of the PolyGram film libraries or any other assets or company we may acquire, or with the integration of an acquired company's operations, nor can we assure you that we will realize the anticipated benefits of any past or future acquisitions.

   Additionally, although we have experienced video distribution management, we cannot assure you that we will not encounter unanticipated problems related to the early termination of the Warner Home Video agreement or the establishment of our own distribution infrastructure, nor can we assure you that we will realize the anticipated benefits of self-distribution in the domestic home video marketplace or distribution through Fox Filmed Entertainment in the international home video marketplace.

We face risks relating to the international distribution of our product.

   Because we have historically derived approximately 40 percent of our revenues from non-U.S.
sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  . Changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

  . Differing degrees of protection for intellectual property;

  . The instability of foreign economies and governments; and

  . Fluctuating foreign exchange rates.

   We currently distribute our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures or "UIP," a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. In June 1999 we announced that we will exercise our right to withdraw from UIP effective November 1, 2000, at which time our international distribution will be conducted through Fox Filmed Entertainment. Pursuant to our agreement with UIP, we will incur some short-term costs related to our withdrawal from the partnership.

If we expand our television production, we will have to incur deficit financing.

   Although we do not intend to produce programs for network television, if we expand our television production, we will have to incur deficit financing. Generally, television programs, whether produced for the networks or otherwise, are produced under contracts that provide for license fees which may cover only a portion of the anticipated production costs. The "gap" or production deficit between these fees and production costs can be particularly substantial for series produced for the networks where typically production costs are higher and the license fees for domestic first run programming cover a smaller percentage of the program's costs. For any television program, the recoverability of the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in subsequent domestic television syndication and through foreign television licenses, additional licenses and other uses. There is also increasing competition among sellers of, and a decreasing number of independent television stations buying, off-network programs available for syndication. We can not assure you that we would be able to recover the production deficit or realize profits on any television series.

Advances in technology may create alternate forms of entertainment.

   The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology, and shifting consumer tastes, we cannot accurately predict the overall effect that such changes may have on the potential revenue from and profitability of feature-length motion pictures and television programming.

We face significant competition.

   Motion picture and television production and distribution are highly competitive businesses. We face competition from companies within the motion picture and television industry, as well as from other leisure activities. We compete with other film studios, independent production companies and others for the acquisition of artistic properties, the services of creative and technical personnel, exhibition outlets and the public's interest in our products.

   Many of our competitors, particularly the other major studios, have greater financial and other resources than we do, while the independent production companies may have less overhead. Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations. The number of films released by our competitors, particularly the other major film studios, in any given period may create an oversupply of product in the market, which may reduce our share of gross box office admissions and make it more difficult for our films to succeed. In addition, television networks are now producing more programs internally and thus may reduce their demand for outside programming.

                                  Other Risks

Tracinda and one of its affiliate own a majority of our common stock and may influence our Board of Directors and affairs.

   Tracinda and one of its affiliates, which we refer to as the Tracinda group, beneficially own approximately 89 percent of our outstanding common stock. In the aggregate, the Tracinda group and our directors and officers beneficially own approximately 90 percent of our outstanding common stock. Our common stock does not have cumulative voting rights. Since we anticipate that the Tracinda group will continue to own greater than 50 percent of our outstanding common stock for the forseeable future, it will have the ability to elect our entire Board of Directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions.

   The company, Tracinda and Frank G. Mancuso, a director and the former Chairman of the Board and Chief Executive Officer of the company, are parties to and have proposed to terminate an investors shareholder agreement. Pursuant to that agreement, the parties agree to vote their respective shares of our common stock as a group with respect to certain matters, including certain corporate governance matters and the election of our board of directors.

Our ability to issue preferred stock may affect holders of common stock.

   Our board of directors is authorized, without any vote or further action by our stockholders, to fix the rights and preferences of and issue up to 25 million shares of preferred stock. This could adversely affect the rights of holders of our common stock and may make it more difficult for a third party to acquire control of us.

We may experience disruptions of our business as a result of the "Year 2000" Issue.

   As we complete our Year 2000 conversion, we may identify microprocessor systems which present a material risk of Year 2000 disruption. Such disruption may include, among other things, the inability to process transactions or information, record and access data relating to the licensing and distribution availability of titles in our library, send invoices or engage in similar normal business activities. Our failure to identify systems which require Year 2000 conversion that are critical to our operation or our failure or the failure of others with which we do business to become Year 2000 ready in a timely manner could have a material adverse effect on our financial condition and results of operations.

Future sales of shares of the common stock could decrease its market price.

   We have approximately 151,170,833 shares of our common stock outstanding, of which approximately 135,826,483 are "restricted" securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of June 30, 1999, options to purchase a total of 7,768,357 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

                                USE OF PROCEEDS

   Unless otherwise specified in a prospectus supplement, we plan to use substantially all of the net proceeds from the sale of the offered securities to repay any outstanding amounts under our letter of credit and loan agreement and then to reduce amounts that we owe under the revolving portion of our $1.3 billion primary credit facility. We will use any remaining proceeds for general corporate purposes. As of June 30, 1999, there were no outstanding amounts under our letter of credit and loan agreement, and we owed approximately
$476 million under the revolving portion our primary credit facility, which bears interest at the rate of 7.75% per annum and is due in October 2003, subject to extension under certain conditions. Our business plan calls for substantial continued borrowing under this facility, subject to our compliance with its terms. For example, on September 1, 1999, we will draw upon funds from the facility to make the second payment to Warner Home Video of $112.5 million, plus interest, in connection with the termination of our home video distribution arrangement.

                          PRICE RANGE OF COMMON STOCK

   The common stock is listed on the NYSE and trades under the symbol "MGM." The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE.

                                                               High      Low
                                                             -------- ---------
     1998
     First Quarter.......................................... $24 3/16 $  17 3/4
     Second Quarter.........................................   26 1/2  21 15/16
     Third Quarter..........................................   22 1/8    13 7/8
     Fourth Quarter.........................................   13 3/4         8

     1999
     First Quarter.......................................... $13 9/16 $  10 3/8
     Second Quarter.........................................   18 5/8  12 11/16
     Third Quarter (through July 12)........................   18 1/4        17

   The last reported sales price of the common stock on the NYSE on July 12, 1999 was $17 1/8 per share. As of June 30, 1999, there were more than 2,000 beneficial holders.

                                DIVIDEND POLICY

   MGM Studios paid approximately $19.4 million in cash dividends to its prior owner in 1995 and 1996 to service its parent's debt. We have not paid any dividends since 1996. For the foreseeable future, we intend to retain any earnings to fund the operation of our business and to service and repay our debt rather than pay cash dividends to our stockholders. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. Finally, our primary credit facility contains financial covenants that could restrict our ability to pay dividends. Subject to the foregoing, our Board of Directors has the sole discretion to pay cash dividends.

                                  THE COMPANY

Overview

   We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation. We are one of only seven major film and television studios worldwide. Our library contains over 5,000 film titles and 8,900 television episodes, and is the largest collection of feature films in the world. Films in our library have won over 215 Academy Awards, including the Best Picture Award for Annie Hall, The Apartment, The Best Years of Our Lives, Dances with Wolves, Hamlet, In the Heat of the Night, Marty, Midnight Cowboy, Platoon, Rain Man, Rocky, Silence of the Lambs, Tom Jones and West Side Story. We also have in our library 20 titles in the James Bond film franchise, five titles in the Rocky film franchise and nine titles in the Pink Panther film franchise.

   As used in this prospectus, the terms "we," "our," "us," "MGM" and "the company" refer to Metro-Goldwyn-Mayer Inc. and our subsidiaries unless the context indicates otherwise.

Business Strategy

   We are a premier global entertainment content company and our goal is to become a fully integrated global entertainment company and thereby maximize the value of our assets, including our film library and our film and television production units. To achieve this goal, we seek to:

   Build and leverage our film library. We believe that our film library is our most powerful asset and that it will continue to generate relatively stable cash flows through the worldwide distribution of our titles. We seek to maximize the value of our film library by:

  . Producing new motion pictures and television programs that will not only be successful on their own, but will also increase the depth and breadth of the library;

  . Aggressively marketing and repackaging the library's titles;

  . Developing new distribution channels for delivering our branded programming;

  . Capitalizing on developments in technology;

  . Further penetrating international markets as they grow; and

  . Incentivizing our employees to drive growth in sales of our library's titles.

   Although we currently do not contemplate pursuing any major library acquisitions, we may evaluate opportunities as they arise. Finally, we expect to benefit from the early termination of Warner Home Video's right to distribute our films in the home video market, as well as the reversion over time of certain rights to our library that have been previously licensed to others, and our agreements with Fox Filmed Entertainment for the distribution of our films in the international theatrical and international home video markets.

   Develop branded channels of distribution. As opportunities arise, we may acquire or form partnerships for new distribution channels for the library. We intend to aggressively pursue the establishment of cable channels under the framework of MGM Networks.

   Develop and produce theatrical motion pictures. Through MGM Pictures, we plan to produce or co-produce and distribute 10 to 15 motion pictures annually across a variety of genres. We intend to:

  . Tightly control development and production expenditures while maintaining the artistic integrity required to develop and produce successful feature films;

  . Aggressively seek co-production agreements and /or co-financing partners for our pictures, which will spread the financial risk inherent in motion picture production and development and allow us to produce a larger slate of motion pictures with our financial resources;

  . Enter into co-production agreements and joint ventures with several key producers of motion pictures, such as Miramax (see "The Company--Recent Developments" at page 13) in order to foster greater creative diversity for our film slate and gain greater access to creative talent than we previously had;

  . Increase our focus on the production of commercially successful motion pictures which appeal to the younger demographics of "Generation X" and "Generation Y"; and

  . Use our film library as an inexpensive source for sequels and remakes and the expansion of certain well-tested, familiar film franchises.

   Additionally, we plan to produce or acquire approximately 10 to 15 specialty motion pictures annually through United Artists, which we recently repositioned as a specialty motion picture unit that will be involved in production, sales and acquisitions and that will continue to support independent filmmakers. These films will have substantially lower average costs and be produced mainly by third parties.

   Distribute theatrical motion pictures. We plan to distribute all of the motion picture product produced by MGM Pictures and United Artists in the U.S. and Canada. We generally distribute our motion pictures outside the U.S. and Canada through United International Pictures, and will begin distributing this theatrical product in the international marketplace through Fox Filmed Entertainment when our withdrawal from UIP is complete. We will distribute films that we co-produce with a third party in those territories where we have distribution rights. Additionally, we may distribute motion pictures produced by others. We intend to actively manage our production and release schedules, as well as tightly control distribution expenses, in order to maximize the overall performance of our motion pictures.

   Develop, produce and distribute television programs. We intend to focus primarily on the first-run syndication and off-network businesses and use our extensive film library as a source of ideas. In considering ideas for new television programming, we intend to focus on low financial risk formats, such as pre-clearing a television series for distribution prior to committing to development expenditures. We may also consider joint ventures, co-productions and other partnering arrangements for certain of our series.

   Leverage the MGM Brand Name. We believe that the MGM name and our lion logo are among the most recognized in the world. We intend to capitalize on the value inherent in our name and logo through the distribution of branded programming and the selective development of consumer products.

   We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2500 Broadway Street, Santa Monica, California 90404, and our telephone number is (310) 449-3000.

Recent Developments

   On March 12, 1999, we entered into an agreement with Warner Home Video that, on January 31, 2000, will return to us full control over the home video exploitation of our films. For the return of these rights, we agreed to pay Warner Home Video $225 million in two equal payments. The first payment was made on March 12, 1999. We will make the second payment, plus accrued interest, on September 1, 1999.

   On April 26, 1999, Frank G. Mancuso resigned from his position as Chairman of the Board of Directors and Chief Executive Officer of the company and A. Robert Pisano resigned from his position as Vice Chairman of the Board of Directors and as a director of the company. Mr. Mancuso will remain a director of the company.

   Also on April 26, 1999, Alex Yemenidjian was elected Chairman of the Board of Directors and Chief Executive Officer of the company. Mr. Yemendjian has been a director of the company since 1997 and has served as Chairman of the Executive Committee of the Board of Directors since 1998. Mr. Yemenidjian, age 43, has served as a director and senior executive at MGM Grand Inc. since 1990, most recently as President and Chief Operating Officer. After his appointment as Chairman and Chief Executive Officer of MGM, Mr. Yemenidjian resigned his position as Chief Operating Office of MGM Grand. He will remain the President and on the Board of Directors of MGM Grand.

   On April 28, 1999, Christopher McGurk was named Vice Chairman of the Board of Directors and Chief Operating Officer of the company. Mr. McGurk, age 42, had been with Universal Pictures, a division of Universal City Studios, Inc. since 1996, where he had most recently served as President and Chief Operating Officer. Prior to joining Universal, Mr. McGurk worked for eight years beginning in 1988 at The Walt Disney Company, most recently as President, Motion Pictures Group, Walt Disney Studios.

   On June 7, 1999, we announced that the United Artists theatrical production unit of the company would be repositioned as a specialty film unit involved in production, sales and acquisitions. As part of this repositioning, United Artists will continue to support independent filmmakers, handle international sales and complement our existing international distribution operations.

   On June 21, 1999 we announced agreements with Fox Filmed Entertainment that call for Fox Filmed Entertainment to provide distribution services for our films in the international theatrical and international home video markets. The international theatrical agreement will take effect on or about November 1, 2000, when our withdrawal from our present international distributor, United International Pictures is complete. The international home video agreement will take effect on February 1, 2000 following the expiration of our existing agreement with Warner Home Video. Although Fox Filmed Entertainment will be servicing certain distribution activities on our behalf, we reserve broad powers to direct and control the handling of our films.

   On June 22, 1999, we announced a company-wide restructuring consistent with our strategic plan for a more streamlined operation, new initiatives regarding film and television development and production and the expansion of domestic home entertainment, cable, satellite and internet operations. We expect our restructuring charges in the second quarter of 1999 to be approximately $225 million, of which an estimated $140 million is film-related. Primarily as a result of these charges, we anticipate the net loss for the second quarter to be approximately $250 million, or $1.66 per share.

   On June 24, 1999, we announced that Jules Haimovitz is joining the company as President of MGM Networks Inc. to focus on establishing cable, satellite and other channels to distribute our film library. Mr. Haimovitz' entertainment industry career spans 20 years with such companies as Viacom, Spelling Entertainment, King World Productions and ITC Entertainment Group.

   On July 6, 1999, we announced an agreement with Miramax Films pursuant to which the company and Miramax will jointly produce and distribute up to eight motion pictures, relying on our film library as a prominent source of material. Initial titles to be produced include Cold Mountain, based on the best-selling novel, contributed by MGM, and the remake of the comedy classic Harvey, contributed by Miramax.

                              PLAN OF DISTRIBUTION

   We may sell the securities being offered hereby:

  . directly to one or more purchasers;

  . through agents;

  . to or through one or more dealers;

  . to or through one or more underwriters;

  . through one or more rights offerings to our stockholders; or

  . through a combination of any such methods of sales.

   The distribution of such securities pursuant to any prospectus supplement may occur from time to time in one or more transactions either:

  . at a fixed price or prices which may be changed;

  . at market prices prevailing at the time of sale;

  . at prices related to such prevailing market prices; or

  . at negotiated prices.

   We may enter into a standby arrangement with the Tracinda group pursuant to which the Tracinda group would agree to buy securities being offered hereby which are not purchased by the public.

   Offers to purchase the securities being offered hereby may be solicited directly by us or by agents designated by us from time to time. Any such agent, who may be deemed to be our "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of such securities will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

   If a dealer is utilized in the sale of such securities, we will sell such securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

   If an underwriter is, or underwriters are, utilized in the sale, we will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of such shares to the public. In connection with the sale of such securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell such shares to or though dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of such securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

   If we sell shares of common stock through one or more rights offerings, we will distribute to its stockholders, as of a record date to be determined, transferable rights to purchase common stock. The terms of such rights, including the period during which rights may be exercised, the exercise price, oversubscription privileges, if any, and subscription procedures, will be set forth in the applicable prospectus supplement. If a dealer manager is, or dealer managers are, utilized by us in connection with a rights offering, the applicable prospectus supplement will identify the dealer manager or dealer managers and describe the compensation arrangements with such dealer manager or dealer managers.

   Underwriters, dealers, agents, dealer managers, and other persons, including the Tracinda group, may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including the liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters, dealers, dealer managers and agents may engage in transactions with, or perform services for us in the ordinary course of business.

   If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers, dealer managers, or other persons to solicit offers by certain institutions to purchase from us securities offered hereby pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contacts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of such securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if such securities are also being sold to underwriters, we shall have sold to such underwriters the securities offered hereby which are not sold for delayed delivery. The underwriters, dealers, dealer managers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for such securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of such shares pursuant to such contracts.

   The anticipated date of delivery of securities offered hereby will be set forth in the applicable prospectus supplement relating to each offer.

                           DESCRIPTION OF SECURITIES

Common Stock

   Our authorized common stock consists of 250,000,000 shares of common stock. On July 13, 1999, our stockholders approved an amendment to our amended and restated certificate of incorporation to increase the authorized shares of common stock to 500,000,000. All authorized shares of common stock have a par value of $0.01 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. The holders of the common stock have no pre-emptive rights or cumulative voting rights and no rights to convert their common stock into any other securities.

   As of June 30, 1999, there were outstanding 151,170,833 shares of the common stock. As of June 30, 1999, there were reserved for issuance upon the exercise of options 8,437,564 shares of the common stock, of which options for 7,768,357 shares are outstanding, 4,438,989 of which are vested and exercisable or will become vested and exercisable within 60 days.

Subscription Rights

   The following description sets forth the general terms and provisions of any subscription rights which may be issued and to which any prospectus supplement may relate. The particular terms of the subscription rights and extent, if any, to which such general provisions may not apply will be described in the prospectus supplement relating to such subscription rights.

   The subscription rights will be issued in connection with one or more rights offerings. The subscription rights will be issued without charge to our stockholders and will be transferable. The number of rights to be issued for each outstanding share of our common stock as well as the subscription price will be determined at the time of the rights offering, if any, and described in the related prospectus supplement. We anticipate that the subscription rights will be traded on the New York Stock Exchange, the exchange where our common stock is traded.

   We anticipate there will be two types of subscription privileges associated with the subscription rights. Under the basic subscription privilege, a rights holder would be entitled to purchase one share of common stock for each right held. Under the oversubscription privilege, any rights holder who exercises the basic subscription privilege for all rights held would be entitled to subscribe for additional shares of common stock at the time the basic subscription privilege is exercised. Shares will be available for the oversubscription privilege to the extent that other rights holders do not exercise their basic subscription privilege in full and will be subject to proration if necessary. In each case, the rights holder must specify the number of shares to be purchased and submit the subscription price to the subscription agent.

                                 LEGAL MATTERS

   The validity of the issuance of the securities offered hereby will be passed upon for us by, Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, Los Angeles, California.

                                    EXPERTS

   The company's financial statements and schedules for the years ended December 31, 1998 and December 31, 1997 and for the period from October 11, 1996 to December 31, 1996 and for MGM Studios for the period from January 1, 1996 to October 10, 1996 incorporated by reference into this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  (1)  Our Annual Report on Form 10-K for the year ended December 31, 1998;

  (2)  Our Quarterly Report on Form 10-Q for the quarter ended March 31,
       1999; and

  (3) The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

   We have also filed a Registration Statement on Form S-3 with the SEC under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The Registration Statement can be found in the SEC's public reference room or on the SEC's website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

                            Metro-Goldwyn-Mayer Inc.
                              2500 Broadway Street
                         Santa Monica, California 90404
                                 (310) 449-3000

   You can find additional information by visiting our website at: http://www.mgm.com.

                               [FOUR COLOR LOGO]
                                   5 1/8"x3"

                                    PART II

                     Information Not Required In Prospectus

Item 14. Other Expenses of Issuance and Distribution.

   The estimated expenses in connection with the issuance and distribution of the securities being registered hereby are as follows are as follows:

     Expenses                                                           Amount
     --------                                                          --------
     SEC Registration Fee............................................. $208,500
     NYSE Fee.........................................................
     Printing Expenses................................................
     Legal Fees and Expenses..........................................
     Transfer Agent and Registrar Fees................................
     Accounting Fees and Expenses.....................................
     Blue Sky Fees and Expenses.......................................
     Miscellaneous Expenses...........................................
                                                                       --------
         TOTAL........................................................        *
                                                                       ========

--------
*Estimated

Item 15. Indemnification of Officers and Directors.

   As permitted by applicable provisions of the Delaware General Corporation Law (the "DGCL"), the Registrant's Amended and Restated Certificate of Incorporation contains a provision whereunder the Registrant will indemnify each of the officers and directors of the Registrant (or their estates, if applicable), and may indemnify any employee or agent of the Registrant (or their estates, if applicable), to the fullest extent permitted by the DGCL as it exists or may in the future be amended.

   In addition, the Registrant has entered into indemnification agreements with its directors, its executive officers and certain other officers providing for indemnification by the Registrant, including under circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between the Registrant and each of the other parties thereto, thus preventing the Registrant from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

   The Registrant currently maintains insurance on behalf of its officers and directors against certain liabilities that may be asserted against any such officer or director in his or her capacity as such, subject to certain customary exclusions. The amount of such insurance is deemed by the Board of Directors to be adequate to cover such liabilities.

Item 16. Exhibits.

   See Exhibit Index attached hereto on page II-5 and incorporated herein by reference.

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

   (3) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        Signatures and Power of Attorney

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, California, on July 13, 1999.

                                          METRO-GOLDWYN-MAYER INC.

                                          By:     /s/ Alex Yemenidjian
                                            -----------------------------------
                                                     Alex Yemenidjian
                                           Chairman of the Board of Directors
                                               and Chief Executive Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William A. Jones, Daniel J. Taylor and Robert Brada their true and lawful attorneys-in-fact and agents, each with full power and substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional Registration Statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitution or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signatures                           Title                         Date
----------                           -----                         ----
       /s/ Alex Yemenidjian          Chairman of the Board of        July 13, 1999
____________________________________  Directors and Chief
         Alex Yemenidjian             Executive Officer
                                      (Principal Executive
                                      Officer)


      /s/ Christopher McGurk         Vice Chairman, Chief            July 13, 1999
____________________________________  Operating Officer and
        Christopher McGurk            Director

       /s/ Daniel J. Taylor          Chief Financial Officer         July 13, 1999
____________________________________  (Principal Financial and
          Daniel J. Taylor            Accounting Officer)

          /s/ James Aljian           Director                        July 13, 1999
____________________________________
            James Aljian

      /s/ Francis Ford Coppola       Director                        July 13, 1999
   _________________________________
        Francis Ford Coppola

Signatures                                       Title                    Date
----------                                       -----                    ----


       /s/ Willie D. Davis           Director                        July 13, 1999
____________________________________
          Willie D. Davis


    /s/ Alexander M. Haig, Jr.       Director                        July 13, 1999
____________________________________
       Alexander M. Haig, Jr.

        /s/ Kirk Kerkorian           Director                        July 13, 1999
____________________________________
           Kirk Kerkorian

       /s/ Frank G. Mancuso          Director                        July 13, 1999
____________________________________
          Frank G. Mancuso

        /s/ Jerome B. York           Director                        July 13, 1999
____________________________________
           Jerome B. York

                                 Exhibit Index

  Exhibit
  Number                               Description
  -------                              -----------
  2.1/(2)/ Stock Purchase Agreement, dated as of July 16, 1996, by and among the Company, Consortium de Realisation ("CDR"), MGM Holdings
            Corporation, MGM Group Holdings Corporation and MGM Studios (f/k/a
            Metro-Goldwyn-Mayer)*
  2.2/(2)/ Stock Purchase Agreement, dated as of May 2, 1997, by and among the
            Company, Orion and Metromedia International Group, Inc. ("MIG")*
  2.3/(2)/ Agreement and Plan of Merger, dated as of January 31, 1996, by and among MIG, SAC Merger Corp. and the Samuel Goldwyn Company (the
            "Goldwyn Merger Agreement")*
  2.4/(2)/ Amendment No. 1 to the Goldwyn Merger Agreement dated as of May 29,
            1996
  2.5/(2)/ Amended and Restated Plan of Merger, dated as of May 17, 1996, between MIG, MPCA Merger Corp., Bradley Krevoy, Steven Stabler and
            the Motion Picture Corporation of America*
  3.1/(2)/ Amended and Restated Certificate of Incorporation of the Company
  3.2/(2)/ Amended and Restated Bylaws of the Company
  5.1      Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
            Shapiro, LLP**
 10.1      Employment Agreement, dated as of April 28, 1999, between the
            Company and Alex Yemenidjian.
 10.2/(1)/ Employment Agreement, dated as of April 28, 1999, between the
            Company and Christopher J. McGurk.
 10.3/(1)/ Letter Agreement, dated April 28, 1999, between the Company and
            Christopher J. McGurk.
 10.4/(1)/ Indemnification Agreement, dated as of April 28, 1999, by and between the Company and Christopher McGurk.
 23.1/(1)/ Consent of Arthur Andersen LLP
 23.2      Consent of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
            Shapiro, LLP (included in their opinion filed as Exhibit 5.1)
 24/(1)/   Power of Attorney (included on the signature page hereto)

--------
 * Filed without Schedules.

** To be filed by amendment.

(1) Filed herewith.

(2) Filed as an exhibit to the Company's Registration Statement on Form S-1, as amended (File No. 333-35411) and incorporated herein by reference.